Exhibit 99.(k)(2)

MONACHIL CREDIT INCOME FUND
OPERATING EXPENSES LIMITATION AGREEMENT

THIS OPERATING EXPENSES LIMITATION AGREEMENT (the “Agreement”) is effective as of the First day of May, 2025, by and between MONACHIL CREDIT INCOME FUND, a Delaware statutory trust (the “Fund”) and the Adviser of such Fund, Monachil Credit Partners LP (the “Adviser”).

WHEREAS, the Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”) as a closed-end management investment company;

WHEREAS, the Adviser renders advice and services to the Fund pursuant to the terms and provisions of an Investment Advisory Agreement between the Fund and the Adviser dated as of the 24th day of October, 2022 (the “Investment Advisory Agreement”); and

WHEREAS, the Fund is responsible for, and has assumed the obligation for, payment of certain expenses pursuant to the Investment Advisory Agreement that have not been assumed by the Adviser; and

WHEREAS, the Adviser previously limited the expenses of the Fund through April 30, 2025, pursuant to an Operating Expenses Limitation Agreement dated October 24, 2022 (the “2022 Expense Limitation Agreement”); and

WHEREAS, the Adviser wishes to renew the expense limits for the Fund without the limit on Fund tax liability in the 2022 Expense Limitation Agreement; and

WHEREAS, the Trust’s Board of Trustees (the “Board”) and the Adviser have determined that it is appropriate and in the best interests of the Fund and its shareholders to limit the expenses of the Fund and, therefore, have entered into this Agreement in order to maintain the Fund’s expense ratio within the Annual Limit, as defined below;

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intending to be legally bound hereby, mutually agree as follows:

1. Definition. For purposes of this Agreement, the term “Operating Expenses” with respect to the Fund, is defined to include all expenses of every character of the Fund except the Management Fee detailed in the Investment Advisory Agreement, taxes, borrowing and other investment-related costs and fees paid to unaffiliated third parties including interest payments on borrowed funds, loan origination fees, loan servicing fees, loan collection and administration fees and expenses, interest and commitment fees, distribution or servicing fees, brokerage and distribution costs and expenses, acquired fund fees and expenses (as determined in accordance with SEC Form N-2), expenses incurred in connection with any merger or reorganization, and extraordinary or non-routine expenses, such as litigation expenses.

2. Limit on Operating Expenses. The Adviser hereby agrees to limit the Fund’s total annual Operating Expenses so that it does not exceed the percentage of the average daily net assets of a class of the Fund as listed in Appendix A (the “Annual Limit”). In the event that the current Operating Expenses of the Fund, as accrued each month, exceed its Annual Limit, the Adviser will pay to the Fund, on a monthly basis, the excess expense within 30 days of being notified that an excess expense payment is due.

3. Reimbursement of Fees and Expenses. The Adviser retains its right to receive reimbursement of any fees waived or excess expense payments paid by it pursuant to this Agreement within three years of such payment, if such reimbursement can be achieved within the Operating Expense Limitations listed in Appendix A or that were in effect at the time of the waiver, whichever is lower, and such repayment has been approved by the Board of Trustees.

4. Term. This Agreement shall become effective on May 1, 2025, and shall remain in effect until at least until April 30, 2026 unless sooner terminated as provided in Paragraph 5 of this Agreement, and shall continue in effect for successive twelve-month periods provided that such continuance is specifically approved at least annually by a majority of the Trustees of the Trust.

5. Termination. This Agreement may be terminated at any time, and without payment of any penalty, by the Board of Trustees of the Fund, upon sixty (60) days’ written notice to the Adviser. This Agreement may not be terminated by the Adviser without the consent of the Board of Trustees of the Fund. This Agreement will automatically terminate if the Investment Advisory Agreement is terminated, with such termination effective upon the effective date of the Investment Advisory Agreement’s termination.

6. Assignment. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

7. Severability. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

8. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940, as amended, and the Investment Advisers Act of 1940, as amended, and any rules and regulations promulgated thereunder.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the day and year first above written.

MONACHIL CREDIT INCOME FUND		MONACHIL CAPITAL PARTNERS LP

By:	/s/ Ali Meli	By:	/s/ Ali Meli
Name: Ali Meli		Name: Ali Meli
Title: President and Chief Executive Officer		Title: Managing Member

Appendix A

Class	Operating Expense Limit

A	0.50%

I	0.50%

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